UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Alcentra Capital Corporation
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

01374T102
(CUSIP Number)

The Bank of New York Mellon Corporation One Wall Street New York, New York 10286
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

May 5, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 01374T102	SCHEDULE 13D	Page 1 of 4

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) THE BANK OF NEW YORK MELLON CORPORATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,053,794
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,061,049

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,061,049
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.6%
14	TYPE OF REPORTING PERSON CO; HC

CUSIP No. 01374T102	SCHEDULE 13D	Page 2 of 4

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BNY MELLON, NATIONAL ASSOCIATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,099,851
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,107,106

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,107,106
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2%
14	TYPE OF REPORTING PERSON BK

CUSIP No. 01374T102	Page 3 of 4

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BNY ALCENTRA GROUP HOLDINGS, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,953,943
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,953,943

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,953,943
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.5%
14	TYPE OF REPORTING PERSON CO; IA

CUSIP No. 01374T102	Page 4 of 4

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ALCENTRA INVESTMENTS LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,475,620
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,475,620

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,475,620
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.9%
14	TYPE OF REPORTING PERSON CO; IA

INTRODUCTORY NOTE

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) is being filed to update information set forth in the initial Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on March 12, 2015 (the “Original Schedule 13D”) and amended by Amendment No. 1 to Schedule 13D filed with the SEC on April 30, 2015 (“Amendment No. 1” and together with the Original Schedule 13D, the “Schedule 13D”), filed to report the beneficial ownership of shares of common stock, par value $0.001 per share of Alcentra Capital Corporation, a Maryland corporation (the “Issuer”), by each of the reporting persons named in such Schedule 13D (each, individually, a “Reporting Person” and collectively the “Reporting Persons”). Except as herein amended or supplemented, all other information in the Schedule 13D is as set forth therein.

Explanatory Note: Information contained in this Amendment No. 2 reflects the Reporting Persons’ beneficial ownership as of May 5, 2015.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended to add the following:

Between April 29, 2015 and May 5, 2015, Alcentra NY, LLC purchased 4,983 shares of the Issuer’s common stock on the open market for an aggregate purchase price of $68,816.98 and Alcentra Ltd. purchased 18,718 shares of the Issuer’s common stock on the open market for an aggregate purchase price of $258,492.10. Alcentra Ltd. is indirectly wholly owned by The Bank of New York Mellon Corporation.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to add the following:

In accordance with the March 2015 Purchase Program, between April 29, 2015 and May 5, 2015, Alcentra NY, LLC acquired 4,983 shares of the Issuer’s common stock on the open market for an aggregate purchase price of $68,816.98 and Alcentra Ltd. acquired 18,718 shares of the Issuer’s common stock on the open market for an aggregate purchase price of $258,492.10.

Item 5.	Interest in Securities of the Issuer

Items 5(a) and 5(b) of the Schedule 13D are hereby amended and restated in their entirety as follows:

The percentages set forth below and on pages 1 through 4 above were calculated based on 13,516,766 shares of the Issuer’s common stock outstanding as of March 17, 2015, as disclosed in the Issuer’s amended annual report on Form 10-K/A filed with the SEC on March 18, 2015.

(a)(i) The Bank of New York Mellon Corporation may be deemed to beneficially own 3,061,049, or 22.6%, of the Issuer’s outstanding shares of common stock; (ii) BNY Mellon, National Association may be deemed to beneficially own 1,107,106, or 8.2%, of the Issuer’s outstanding shares of common stock; (iii) BNY Alcentra Group Holdings, Inc. may be deemed to beneficially own 1,953,943, or 14.5%, of the Issuer’s outstanding shares of common stock; and (iv) Alcentra Investments Limited may be deemed to beneficially own 1,475,620, or 10.9%, of the Issuer’s outstanding shares of common stock.

(b)(i) The Bank of New York Mellon Corporation shares voting power with respect to 3,053,794 of the Issuer’s shares of common stock held by Alcentra NY, LLC, Alcentra Ltd., Alcentra Investments Limited, BNY Mellon Global Credit Alternatives Fund and BNY Mellon National Association and shares dispositive power with respect to 3,061,049 of the Issuer’s shares of common stock held by Alcentra NY, LLC, Alcentra Ltd., Alcentra Investments Limited, BNY Mellon Global Credit Alternatives Fund and BNY Mellon National Association.

(ii) BNY Mellon, National Association shares voting power with respect to 1,099,851 shares of the Issuer’s shares of common stock held by clients of its wealth management branch and dispositive power with respect to 1,107,106 shares of the Issuer’s shares of common stock held by clients of its wealth management branch.

(iii) BNY Alcentra Group Holdings, Inc. shares voting and dispositive power with respect to 1,953,943 of the Issuer’s shares of common stock held by Alcentra NY, LLC, Alcentra Ltd., Alcentra Investments Limited and BNY Mellon Global Credit Alternatives Fund.

(iv) Alcentra Investments Limited shares voting and dispositive power with respect to 1,475,620 of the Issuer’s shares of common stock.

Item 5(c) of the Schedule 13D is hereby amended to add the following:

(c) Since April 28, 2015, the date as of which the Reporting Persons’ beneficial ownership was reported in Amendment No. 1, Alcentra NY, LLC has purchased a total of 4,983 of the Issuer’s shares of common stock which are reported as beneficially owned by The Bank of New York Mellon Corporation and BNY Alcentra Group Holdings, Inc. and Alcentra Ltd. has purchased a total of 18,718 of the Issuer’s shares of common stock which are reported as beneficially owned by The Bank of New York Mellon Corporation and BNY Alcentra Group Holdings, Inc. Please see the chart below detailing the date, price and number of shares purchased in connection with each acquisition made since the Schedule 13D. Alcentra NY, LLC and Alcentra Ltd. made all such acquisitions in the open market.

Trade Date	Settlement Date	Alcentra NY, LLC	Alcentra Ltd.	Total Shares	Price	Amount
4/29/2015	5/2/2015	1,076	4,024	5,100	$ 13.7216	$69,980.16
4/30/2015	5/5/2015	1,492	5,576	7,068	$ 13.8152	$97,645.83
5/1/2015	5/6/2015	1,107	4,138	5,245	$ 13.9293	$73,059.18
5/4/2015	5/7/2015	211	878	1,089	$ 13.7000	$14,919.30
5/5/2015	5/8/2015	1,097	4,102	5,199	$ 13.7920	$71,704.61

In addition to the transactions listed above, since April 28, 2015, certain clients of the wealth management branch of BNY Mellon, National Association have engaged in transactions whereby the shares previously held in a wealth management account were transferred, sold, or otherwise disposed of by certain wealth management clients.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respects to Securities of the Issuer

The information contained in Items 4 and 5 are incorporated herein by reference. Other than as described elsewhere in this Statement, the Reporting Persons have no understandings, arrangements, relationships or contracts relating to the Issuer’s shares of common stock which are required to be described hereunder.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 7, 2015

THE BANK OF NEW YORK MELLON CORPORATION

By:	/s/ Ivan Arias
Name: Ivan Arias
Title: Attorney-In-Fact for
The Bank of New York Mellon Corporation

BNY MELLON, NATIONAL ASSOCIATION

By:	/s/ Ivan Arias
Name: Ivan Arias
Title: Attorney-In-Fact for
BNY Mellon, National Association

BNY ALCENTRA GROUP HOLDINGS, INC.

By:	/s/ Robert Bennett
Name: Robert Bennett
Title: Authorized Person

ALCENTRA INVESTMENTS LIMITED

By:	/s/ Robert Bennett
Name: Robert Bennett
Title: Authorized Person